[Steel Dynamics, Inc. Letterhead]

Via Facsimile — 202-772-9368

Mail Stop 7010

March 6, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

          Attn:  Andrew Schoeffler, Staff Attorney

Re:	Steel Dynamics, Inc. (“STLD”)
Amendment No. 2 to Form S-4 Registration Statement
Commission File No. 333-131100
REQUEST FOR ACCELERATION OF EFFECTIVENESS

To the Commission:

Pursuant to the provisions of Rule 461(a) of Regulation C under the Securities Act of 1933, as amended, please accept this request for acceleration of the effective date of Steel Dynamics, Inc.’s registration statement on Form S-4 by declaring the registration statement effective at 10:00 a.m. EST, on Wednesday, March 8, 2006, or as soon thereafter as practicable.

There are no principal or managing underwriters in connection with this registration statement.

In the event that effectiveness will not be granted by the close of business on Wednesday, March 8, 2006, we would appreciate telephonic notification to our legal counsel, Robert S. Walters, at 260-423-8905.

Steel Dynamics, as registrant, is aware of its obligations and responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities described in the captioned registration statement.

Sincerely,

STEEL DYNAMICS, INC.

/s/ Gary E. Heasley

Gary E. Heasley

Chief Financial Officer